SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Brazilian Aviation
Agenda 2020

www.abear.com.br

Mission

"To encourage the habit of flying in Brazil by planning, implementing, and supporting actions and programs to promote the growth of civil aviation **in a consistent and sustainable way,** for both passenger and cargo transportation."

The founding companies

The association was created in August 2012

Associação Brasileira das Empresas Aéreas
ABEAR

Avianca | Azul* | GOL | TAM | TRIP*

Together we account for







99% of the domestic market** with **2,700 flights per day** | **450 aircraft**

* Trip and Azul were merged in 2012 under the name Azul
**Measured in RPK (Revenue Passenger Kilometer). Sources: ANAC Comparative Data Jan-Nov. 2012; Airlines

Program areas

Competitiveness

Creation of an environment favorable to the development of the airline industry, with cost review and infrastructure improvements, to provide products and services of increasing quality. ABEAR's proposals include dialogue and participation in airport concession processes.

Sustainability

Adoption of sustainable practices across all links in the industry chain, with investments focused on:

» Development of sustainable aviation biofuel

» Continuous review of air traffic control procedures, to allow more direct flights and less waiting time in the air

» Review of the airlines' operational and administrative procedures, with a view to reducing environmental impact

People

Relationship with consumers, investment in training, education, and specialization of professionals working in air transportation and supporting industries.

The Brazilian airline industry

www.abear.com.br

Generation of employment and income

1.2 million
jobs

179,000 direct
432,000 indirect
276,000 induced
329,000 by the effect on tourism
R$ 4 billion in direct wages paid

R$ 73 billion
added to GDP

R$ 24 billion direct
R$ 20 billion indirect
R$ 11 billion induced
R$ 18 billion by the effect on tourism

R$ 22 billion
in taxes paid

R$ 9.5 billion direct
R$ 7.8 billion indirect
R$ 4.3 billion induced
Effect on tourism not measured

R$ 10 billion
in sales of aircraft and equipment

Embraer is the world's 3rd largest aircraft manufacturer, producing about 200 aircraft per year

*Effect of the consumption of direct and indirect employees
Sources: Study by Oxford Economics-IATA 2009; Estimate by Bain & Co; Wages reported by the ABEAR members; Embraer

Turnover of goods and services

US$ 50.1 billion was the turnover of air transportation in Brazil's trade turnover **(imports plus exports)** in 2012

This represents **10.7%** of the total turnover (of US$ 466 billion), but only **0.2%** of the total weight carried – proof of the high **value added** of the goods carried

In the **domestic market**, the airline industry accounts for **0.4%** of the **total weight carried**

Sources: MDIC; CNT

Brazil: the world's third largest domestic market

Growth is the result of economic development
and reduction in airfares

Passengers carried
(domestic, in millions)


700
600
500
400
300
200
100
0
625
256
81
80
58
USA
China
Brazil
Japan
India

Source: IATA 2011

Safety and speed

ABEAR member airlines have carried about 400 million passengers over the past five years - with no accidents

More passengers each year

Growth in domestic and international travels from 2002* to 2012 is 161%

Passengers carried in Brazil
(domestic and international, in millions)


161% growth
100
80
60
40
20
0
38
36
41
48
51
56
57
65
79
91
98
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
According to ANAC, which also considers airports managed by states and municipalities, **101 million passengers** were carried in 2012

Sources: Infraero; DAESP.
*In 2002, pricing freedom becomes effective in Brazil's domestic air transportation

Flying is increasingly cost-effective

In 2011, only 0.1% of tickets cost more than R$ 1,500

Seats sold by average airfare ranges
Regular domestic passenger air transportation


Seats sold (%)
50
40
30
20
10
0
Fares less than R$ 100
2002 = 0% of seats
2011 = 16% of seats
Fares less than R$ 300
2002 = 27% of seats
2011 = 65% of seats
16
29
20
14
9
5
3
2
1
1
0
0
0
0
0
0
0
7
20
21
16
13
7
5
3
3
2
1
1
0
0
0
> 0 and < 100
>= 100 and < 200
>= 200 and < 300
>= 300 and < 400
>= 400 and < 500
>= 500 and < 600
>= 600 and < 700
>= 700 and < 800
>= 800 and < 900
>= 900 and < 1,000
>= 1,000 and < 1,100
>= 1,100 and < 1,200
>= 1,200 and < 1,300
>= 1,300 and < 1,400
>= 1,400 and < 1,500
>= 1,500
Actual average airfare range (in R$)
2002
2011

Sources: ANAC; SRE; GEAC

The airplane's turn

Air transportation is the cheapest means for planned long-distance travel in Brazil*

Ticket price from São Paulo
(in R$)**


Air - 3 months in advance
Air - 1 month in advance
Air - 1 day in advance
Road
800
600
400
200
0
Fortaleza
Salvador
Natal
São Luis

	Fortaleza	Salvador	Natal	São Luis
Duration - air	4 hours	2 hours	3 hours	4 hours
Duration - road	52 hours	31 hours	47 hours	49 hours

* Above 1,500 km **Lowest price found among all carriers serving this route. For tickets bought 1 to 3 months in advance, a 3-day date flexibility has been considered. Data collected on January 23, 2013.
Sources: websites of the carriers Gontijo, Itapemirim, Penha, São Geraldo, TAM, Gol, and Avianca

Consequences of economic growth

Increase in Brazilian travel spending
(2000 to 2012)


242%
41%
85%
Social class
AB
C
DE

It is in the new middle class that travel spending has increased the most over the past ten years

Source: Market research by Data Popular

Distribution of passengers* by monthly household income


36%
64%
Up to 10 minimum wages
More than 10 minimum wages

36% of all passengers carried by Brazilian companies are middle class

Source: Study on the Brazilian Air Transportation Industry, BNDES, 2010

Number of travels per year*
(% of passengers)


6%
9%
19%
15%
10%
41%
15 travels or more
7 to 15 travels
4 to 6 travels
3 travels
2 travels
1 travel

The high percentage of first-time travelers reinforces the trend towards democratization

Source: Study on the Brazilian Air Transportation Industry, BNDES, 2010

* Domestic and international travels

Prospects for the airline industry in Brazil

www.abear.com.br

Investments to support growth

Brazil has one of the world's youngest aircraft fleets, with a constantly growing supply of flight seats

Average age of the fleet (years)


20
15
10
5
0
6.5
6.7
9.6
10
12.6
13.4
16.4
China Eastern
China
Average Brazil
Brazil
China Airlines
China
Air France
France
Lufthansa
Germany
United Airlines
United States
Delta
United States

Available capacity in domestic flights (ASK billions)*


150
100
50
0
147%
49
43
45
51
57
67
75
86
103
116
120
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012 (E)

Sources: ANAC; airfleets.net

* Acronym for Available Seat Kilometer. The variable, which represents the supply of passenger air transportation, is obtained by multiplying the number of available seats by the number of kilometers flown

Growth potential

Passenger transportation is forecast to grow by 115% and cargo transportation by 58% until 2020

Potential number of passengers carried in Brazil
(domestic and international, in millions)


300
200
100
0
115%
98
105
114
127
141
156
172
191
211
2012
2013
2014
2015
2016
2017
2018
2019
2020

	2012	2013	2014	2015	2016	2017	2018	2019	2020
Exports + imports by air (US$ billions)	50	51	54	57	61	66	72	76	81

Sources: Estimate by Bain & Co

Contribution to GDP

By 2020, the Brazilian airline industry is expected to add R$ 146 billion to the country's gross domestic product

Value directly added by the airline industry to GPD
(in billions of nominal R$)

For every 1% increase in GDP, the airline industry grows by 2.5%


300
200
100
0
R$ 146 billion
42
54
65
73
83
94
109
126
145
166
191
219
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Share in GDP	1.3%	1.4%	1.6%	1.7%	1.6%	1.7%	1.7%	1.8%	1.8%	1.9%	1.9%	2.0%

Source: Estimate by Bain & Co

Poor geographic distribution

Passenger air transportation is currently concentrated in a few regions

Air transportation by IBGE mesoregion (2012)


96
Number of airports*
18
24
54
97
Number of passengers (millions)
74
19
4
50
100
150
Regions with more than 5 million passengers
Regions with 1 to 5 million passengers
Regions with up to 1 million passengers
Regions without airports



*Airports managed by Infraero and by DAESP.

Airport overload

Out of the twelve major airports in the country, eight are already operating at or above their declared capacity

Declared capacity vs. use in major Brazilian airports
(in millions of passengers)


40
30
20
10
0
31
32
17
17
16
16
17
17
10
10
9
9
13
9
13
8
7
9
8
7
8
6
6
6
Use
Capacity
São Paulo Guarulhos
São Paulo Congonhas
Brasília
Rio de Janeiro Galeão
Belo Horizonte Confins
Rio de Janeiro Santos Dumont
Salvador
Porto Alegre
Campinas
Curitiba
Recife
Fortaleza

Sources: Infraero; concessionaires

High operational costs

Fuel prices and taxes represent major bottlenecks

ATF Prices*

On average, fuel accounts for 43% of the costs of an airline**

Any difference in the ATF final price has a great impact on business

ICMS on ATF

Currently ICMS rates range from 4% to 25% in major airports

A result of the different tax rates, it is a common practice for companies to plan the network to fuel up at the point with the lowest ICMS

This practice has negative consequences for everyone:

» **Environment:** the higher fuel consumption increases pollutant gas emissions

» **Airlines:** operational inefficiencies

» **State governments:** the "tax rate war" reduces tax collection in states with higher ICMS rates

» **Passengers:** tickets become more expensive

*Aviation turbine fuel
** Public data of Gol, from January to September 2012

Fuel cost

Aviation fuel in Brazil is one of the most expensive in the world

Although approximately 75% of the volume is produced in Brazil, ATF is priced on import parity

Estimated ATF price composition in Brazil
(as % of the price, average in 2009)


100
80
60
40
20
0
81.5
6.9
6.3
1.5
3.8
100
Sum = 14.7%
US Platts
Freight
Pipelines and storage
AFRMM
Others
ATF Price

Sources: ANP; IATA

Aviation fuel price
(in US$ per gallon, as of April 2012)


N'djamena - Chad
5.43
Recife - Brazil
5.10
Guarulhos - Brazil
5.09
Addis Ababa - Ethiopia
4.69
Galeão - Brazil
4.54
Juba - South Sudan
4.30
Kano - Nigeria
3.73
Beirut - Lebanon
3.71
Guarulhos - Brazil
3.64
Galeão - Brazil
3.63
Santiago - Chile
3.60
Dakar - Senegal
3.52
Beijing - China
3.51
Caracas - Venezuela
3.46
Delhi - India
3.41
London - United Kingdom
3.34
Madrid - Spain
3.33
Hong Kong
3.32
Buenos Aires - Argentina
3.31
Miami - United States
3.30
Kuwait City - Kuwait
3.16
0
2
4
6
Domestic flights, with ICMS
International flights, exempt from ICMS

Unlike domestic flights, fuel for international flights is exempt from ICMS

Sources: ANP; IATA

Market restriction due to high costs

If a more competitive European airline operated in Brazil, its cost would be 27% higher

Cost per seat per kilometer flown (reais cents)


+27%
10
8
6
4
2
0
7,1
0.8
2.8
3.4
1.8
0,3
1.5
9.0
1.2
2.8
4.9
Europe
Brazil
Labor charges
Others
Fuel

Sources: annual reports and internal data of airlines; analysis by Bain & Co

Major cost disadvantages in Brazil

LABOR CHARGES
41%
higher than in Europe

Before the airline industry was included in Plano Brasil Maior, these charges were 45% higher than in Europe

FUEL
44%
more expensive than in Europe

What has to be done

Regulatory matters

Major unresolved issues in the airline industry

Air crew working hours	The working hours of air crew members in Brazil are among the shortest in the world, generating higher costs, inefficiencies, and disadvantage to Brazilian airlines in international competition
Foreign ownership	The current 20% cap on foreign ownership of airlines limits the ability to invest in the industry
Open skies policy	Possible increase in the rights granted to foreign airlines to operate in Brazil. However, the industry first needs adequate infrastructure, competitive cost, and equally attractive foreign markets that are also open to Brazilian airlines

Expansion of airports and air traffic control

Expanding hubs responsibly requires investing in air traffic control and review of routes and flight procedures

Investment in expansion and construction of new airports

Expansion and construction of new airports implies the need to increase the capacity of existing airports, so that already congested hubs, such as São Paulo, can absorb a larger number of flights

Review of routes and air traffic control procedures

It is necessary to change routes and traffic control procedures to reduce the average flight time, cutting costs and promoting the market growth - in addition to allowing saturated airports, such as São Paulo, Rio de Janeiro, and Brasília, to receive more flights

Investments in aircraft

For the industry to achieve its potential, airlines will have to invest R$ 26 to 36 billion in aircraft by 2020

Need for investment in aircraft
(in R$ billion)



40
30
20
10
0
3
2
3
2
4
3
4
3
5
3
5
4
6
4
6
5
36
26
Highest estimate
Lowest estimate
2013
2014
2015
2016
2017
2018
2019
2020
Accumulated total

Number of new aircraft	36	44	60	63	69	77	85	94	526

Note: average aircraft valuations are based on financial statements of Brazilian publicly traded companies
Source: Estimate by Bain & Co

Potential for 2020*

Commitment and investments to resolve the industry's problems must take Brazilian air transportation to a new level

	2012		2020
Passengers	98 million	113 million →	211 million
Airports	96	73 airports →	169
Direct domestic routes	479	316 routes →	795
Employees	1.2 million	660,000 jobs →	1.9 million
Fleet	450 airplanes*	526 airplanes** →	976 airplanes**

Investments	Private: R$ 26-36 billion	Public: R$ 42-57 billion

*Approximate amounts and quantities **ABEAR Fleet
Source: Bain & Co; Infraero; Daesp; ANAC; IATA; HOTRAN

Combined efforts

To develop to its potential, the airline industry needs close collaboration between the government and private sector

Government

» **Infrastructure**: to enable investments in expansion, maintenance, and construction of airports, air traffic control, and development of new air routes

» **Costs:**

- Unification of the ICMS rate at 4% in all states
- To start talks with Petrobras to review the ATF pricing formula

» **Regulation:** to ensure a regulatory framework

Private sector

» **Investment:** to ensure investment in the new fleet necessary to meet the growing demand

» **Efficiency:** constant gain in operational efficiency - to make air tickets more accessible

»**Quality and safety:** to continue to seek improvements in user service

» **Expansion of the air network:** more destinations, more flights

» **Sustainability**

» **Consumer care**